UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd.

Recording of Extraordinary Losses Associated with One-Time Amortization of Goodwill

Posted on Financial Statements of Fiscal Year Ending March 2020 (under J-GAAP)

Tokyo, March 31, 2020 — MUFG announced today that it recorded extraordinary losses associated with a one-time amortization of goodwill (“amortization”) in its consolidated financial statements for the fiscal year ending March 31, 2020 (under J-GAAP) following impairment losses on shares of PT Bank Danamon Indonesia, Tbk., a major commercial bank in the Republic of Indonesia, and Bank of Ayudhya Public Company Limited, a major commercial bank in the Kingdom of Thailand, both consolidated subsidiaries of MUFG’s core banking subsidiary MUFG Bank.

1.	Details

MUFG and MUFG Bank have strengthened their commercial banking business through the establishment of business platforms across Southeast Asia via strategic investments and other measures. The strategic investments in Bank Danamon and Bank of Ayudhya (“both banks”) were made in April 2019 December 2013, respectively, making them consolidated subsidiaries of MUFG and MUFG Bank. Currently, MUFG Bank holds 94.1% and 76.9% of both banks’ common shares , respectively.

The market values of both banks’ shares as of March 31, 2020 were down 50% or more from their purchase costs, and MUFG Bank is treating the decrease in stock value as an impairment loss. As a result, MUFG has decided to record the amortization on its consolidated financial statements on the basis of provisions contained in the Practical Guidelines for Consolidation Procedures in the Consolidated Financial Statements.

2.	Impact on Business Performance and Operations

The effect of this amortization on profits attributable to owners of parent for the full fiscal year ending March 31, 2020 (under J-GAAP) is expected to be JPY212.8 billion at Bank Danamon[1] and JPY130.5 billion at Bank of Ayudhya.

The impact of this on MUFG’s business performance target[2] for the fiscal year ending March 31, 2020, is currently being examined, including the effects of sudden fluctuations in interest rates, stock prices, and oil prices, in addition to extraordinary losses due to this amortization. Should any matters which warrant disclosure arise, they will be disclosed promptly.

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Both banks boast extensive and robust business bases in Southeast Asia as well as a high level of profitability, and they play extremely important roles in MUFG’s global commercial banking (GCB) business strategy. There will be no change in MUFG’s GCB business strategy, which includes both banks, despite posting these losses. Going forward, MUFG will drive further synergies and pursue the provision of comprehensive financial services to customers doing business in the Southeast Asian market, as well as contributing to the growth of the region’s economy.

[1] In the consolidated financial results for the 3rd quarter of the fiscal year ending March 31, 2020 (under J-GAAP), an extraordinary loss was recorded associated with a one-time amortization of goodwill. However, as Bank Danamon’s share price did not recover at the end of March 2020, the recording of an extraordinary loss was confirmed in the consolidated results for the full fiscal year ending March 31, 2020 (under J-GAAP). For the press release issued on December 30, 2019, please refer to the following link:

https://www.bk.mufg.jp/global/newsroom/news2019/pdf/newse1230.pdf

[2] For the Financial Highlights issued on February 4, 2020, please refer to the following link:

https://www.mufg.jp/dam/pressrelease/2020/pdf/news-20200204-001_en.pdf

MUFG is engaged in financial service businesses such as banking, trust banking, securities and credit card/loan businesses. Because there are various uncertainties caused by the economic situation, market environment and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

-End-

Cautionary Statement Regarding MUFG’s Forward-Looking Statements

This communication contains forward-looking statements. We use words such as expects, intends, and similar expressions to identify forward-looking statements. Actual results could differ materially from those projected or forecast in the forward-looking statements. MUFG assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Press contact:

Kana Nagamitsu

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

MUFG Bank, Ltd.

T +81-3-5218-1815

E kana_nagamitsu@mufg.jp

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